# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Context Therapeutics Inc., CIK 0001842952
CUSIP: 21077P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 MARKET STREET, SUITE 3915 UNIT #15, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001415889-25-001117
Filed by CIK 0001687078

## Reporting persons
- MPM BioImpact LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 10,679,391; shared voting power 0; sole dispositive power 10,679,391; shared dispositive power 0; aggregate amount beneficially owned 10,679,391 (11.6% of the class)

## Item 1. Issuer
Name of issuer: Context Therapeutics Inc.
Address of issuer's principal executive offices: 2001 MARKET STREET, SUITE 3915 UNIT #15, PHILADELPHIA, PA, 19103.

## Item 2. Person Filing
Name of person filing: MPM BioImpact LLC
Address of principal business office or, if none, residence:
399 Boylston Street, Suite 1100
Boston, MA 02116
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 10,679,391
Percent of class: 11.6%
Sole power to vote or to direct the vote: 10,679,391
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,679,391
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MPM BioImpact LLC: Christopher Wolf, Chief Financial Officer (02/17/2026)